3/11

03007569

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Woodside Petroleum Ltd

*CURRENT ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2280 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/20/03

82-2280

03 ... 11 ... 7:21

AR|S
12-31-02

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

ABN 55 004 898 962

CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2002

The financial statements and other specific disclosures have been derived from Woodside Petroleum Ltd. and its controlled entities' ("Economic Entity") Full Financial Report for the year. Other information included in the Concise Financial Report is consistent with the Economic Entity's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

A copy of the Economic Entity's 2002 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2002 Full Financial Report can be requested by telephone (Australia: 1300 557 010, Overseas: (61) 39615 5970) and by Internet at www.woodside.com.au.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2002

CONTENTS

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 31 December 2002

	Notes	Economic Entity	
		2002 $000	**2001** $000
Revenues from oil & gas operations		2,240,603	2,398,305
Cost of sales		(946,966)	(983,421)
Gross profit		1,293,637	1,414,884
Other revenues from ordinary activities		96,110	302,875
Share of associates' net profits/(losses)		(6,306)	(2,584)
Borrowing costs expensed		(78,635)	(102,766)
Other expenses from ordinary activities		(1,237,077)	(351,649)
Profit from ordinary activities before Income Tax		67,729	1,260,760
Income Tax attributable to ordinary activities		(159,721)	(351,207)
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.	3	(91,992)	909,553
Basic and diluted earnings per share (cents)	4	(13.8)	136.4
Dividend per share (cents/share)	5 (b)	62.0	70.0

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 4 of this Report and the notes to the Concise Financial Report set out on pages 9 to 22 of this Report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL PERFORMANCE

Overview

Woodside's 2002 underlying financial performance declined by 10.8% due principally to lower sales revenues and a full financial year's exposure to Petroleum Resource Rent Tax (PRRT). Significant items affected the reported results of both 2002 and 2001. In 2002 these were the adoption of a revised accounting policy for exploration and evaluation (E & E) costs and a write-down of the carrying value of Woodside's investment in Oil Search Limited. In 2001 these included a profit on the divestment of equity in the Sunrise Gas Project , writedown of accumulated exploration and evaluation costs in the Gulf of Mexico and costs from various items (see note 3).

	2002 $000	2001 $000
Net Profit After Tax - Before Change of E&E Policy and Significant Items	**729,404**	**817,824**
(less)/plus Significant Items		
Opening balance impact of change to Successful Efforts approach to Exploration and Evaluation accounting	(643,739)	-
2002 period impact of change to Successful Efforts approach to Exploration and Evaluation accounting	(71,612)	-
Writedown in value of investment in Oil Search Limited	(106,045)	-
Sale of interest in Sunrise Gas Project	-	185,193
Writedown of Gulf of Mexico exploration costs	-	(64,369)
Other items (see Note 3)	-	(29,095)
Reported Net Profit/(Loss) After Tax	**(91,992)**	**909,553**

Issues that affected the Economic Entity's financial performance in the period were:

Revenue from oil & gas operations Lower Laminaria oil sales volumes due to the onset of natural field decline reduced revenue by $251.3 million, partially offset by increased sales from the Legendre project up $89.6 million and North West Shelf Condensate up $49.2 million. The average realised oil price in 2002 was US$21.93 per barrel compared with US$ 20.58 in 2001, this general oil price movement assisted in increasing revenues by A$80.4 million. The average A$/US$ exchange rate in 2002 was 0.5444 compared with 0.5179 in 2001 decreasing revenues by A$102.0 million

Cost of sales Cost decreases for depreciation and amortisation $67.9 million, mainly due to a decline in Laminaria production and adjustments to depreciation as a result of the revised accounting policy for exploration and evaluation costs. This decrease in costs was partially offset by increased production costs for the Legendre project's first full year of operation up $12.1 million (production began in May 2001) and a full year exposure to PRRT, up $32.1 million (costs first incurred in the second half of 2001).

Other revenues from ordinary activities 2001 revenues included proceeds on sale of Woodside's interest in the Sunrise Gas Project of $212 million.

Share of associates net losses Increased losses arising from equity accounting for Woodside's 31.82% interest in Ceramic Fuel Cells Ltd. who expenses their research and development costs as incurred, $6.3 million.

Borrowing costs expensed Lower average debt levels and the appreciation of the Australian dollar have reduced these costs by $24.1million.

Other expenses from ordinary activities After eliminating the effects of the significant items these costs have decreased by $9.9 million. The main factor contributing to the decrease was foreign currency hedging costs down $43.8 million due to lower hedge levels and the appreciation of the A$/US$ exchange rate that was offset by an increase of $25.4 million in mergers and acquisition costs.

Income Tax attributable to ordinary activities After eliminating the effects of the significant items the effective tax rate has remained stable at 31.39% (2001 : 31.15%).

Key metrics

Return on equity (net profit attributable to the members of Woodside Petroleum Ltd. on total equity) decreased from 35.6% to - 4.0% due to significant items (see note 3). Adjusting for significant items , return on equity only decreased from 32.0% to 31.4%.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF FINANCIAL POSITION
As at 31 December 2002

	Note	Economic Entity 2002 $000	2001 $000
CURRENT ASSETS			
Cash assets		155,352	160,556
Receivables		296,567	426,990
Inventories		39,381	34,963
Other financial assets		104,310	172,564
Other assets		20,894	41,556
TOTAL CURRENT ASSETS		616,504	836,629
NON CURRENT ASSETS			
Receivables		347,016	351,317
Inventories		12,364	4,365
Equity accounted investments		29,666	33,023
Other financial assets		146,756	311,361
Exploration & evaluation		556,019	730,512
Oil & gas properties		2,866,808	3,264,213
Other plant and equipment		79,277	57,269
Deferred tax assets		649	402
Other assets		355,509	525,775
TOTAL NON CURRENT ASSETS		4,394,064	5,278,237
TOTAL ASSETS		5,010,568	6,114,866
CURRENT LIABILITIES			
Payables		317,032	354,941
Current tax liabilities		105,152	94,658
Provisions		56,848	360,394
Other liabilities		117,746	204,602
TOTAL CURRENT LIABILITIES		596,778	1,014,595
NON CURRENT LIABILITIES			
Interest bearing liabilities		1,429,580	1,662,104
Deferred tax liabilities		473,309	645,065
Provisions		123,345	98,423
Other liabilities		67,174	140,505
TOTAL NON CURRENT LIABILITIES		2,093,408	2,546,097
TOTAL LIABILITIES		2,690,186	3,560,692
NET ASSETS		2,320,382	2,554,174
EQUITY			
Contributed equity		706,491	708,291
Reserves		-	81,907
Retained profits	6	1,613,891	1,763,976
TOTAL EQUITY		2,320,382	2,554,174

The statement of financial position is to be read in conjunction with the discussion and analysis on page 6 of this Report and the notes to the Concise Financial Report set out on pages 9 to 22 of this Report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

DISCUSSION AND ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Overview

The Economic Entity's net assets decreased by 9.2% to $2,320.4 million over the year. This is due primarily to the impacts of the change in accounting policy for exploration and evaluation costs (Note 2) and a $106.0 million write down of the investment in Oil Search Limited. The underlying operating profit for the year, less the interim dividend has offset the effect of these.

Issues that affected the Economic Entity's financial position in the period were:

Assets

- Other financial assets (Current & Non-Current) - $106.0 million writedown of Oil Search Limited, and deferred costs on open oil price hedges and foreign exchange hedges reduced by $135.8 million due to lower levels of hedging, increases in oil prices and the appreciation of the A$/US$ exchange rate.
- Exploration and evaluation - $386.4 million opening balance reduction due to effect of the revised accounting policy on exploration and evaluation costs (see Note 2) and additions through capitalisation under the new policy.
- Oil and gas properties - $426.2 million opening balance reduction and $51.4 million reduction in the period in depreciation/amortisation of Transferred exploration and evaluation costs. These more than offset the main sources of capitalised costs in the period on the Train 4 Project, $106.6 million, and Ohanet, $109.9 million.
- Other assets - Deferred exchange fluctuation on US$ borrowings reduced by $158.2 million due to the appreciation of the A$/US$ exchange rate.

Liabilities

- Current Provisions - dividend provisions are now only recognised at time of declaration in accordance with the new Accounting Standard AASB 1044 Provisions and Contingencies. The 2001 final dividend provision was $306.7 million.
- Interest bearing liabilities - $70.6 million (US$40 million) debt repayments, and a $161.9 million reduction in the A$ value of US$ debt due to the appreciation of the A$/US$ exchange rate.
- Deferred tax liabilities - reduced by $171.8 million due to effect of the revised accounting policy on exploration and evaluation costs.
- Other liabilities (Current & Non-Current) - decrease in the liability position on open oil price hedges and foreign exchange hedges (as per Other financial assets).

Equity

- The decrease in equity arises after taking to account the reported loss for the financial year and payment of the interim dividend.

<u>Key metrics</u>

Gearing (net debt/net debt + equity) has decreased from 37% in 2001 to 35.5% in the current period.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

STATEMENT OF CASH FLOWS
For the year ended 31 December 2002

	Economic Entity	
	2002	**2001**
	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts in the course of operations	2,388,888	2,426,866
Interest received	9,472	14,592
Dividends received	9,183	9,813
Payments to suppliers and employees	(488,092)	(542,899)
Borrowing costs paid (net of capitalised amounts)	(79,839)	(94,115)
Management and other fees	52,050	24,304
Royalty, Excise and PRRT payments	(373,688)	(297,001)
Income tax/GST paid	(311,123)	(433,172)
Net Cash from Operating Activities	1,206,851	1,108,388
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	(691,255)	(743,833)
Proceeds from sale of investments	2,195	-
Proceeds from sale of exploration and evaluation	3,039	-
Proceeds from sale of oil and gas properties	1,514	10,647
Investments in other entities	(9,950)	(57,207)
Loans for employee share plan	(35,458)	(20,946)
Net Cash used in Investing Activities	(729,915)	(811,339)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	364,327	1,741,184
Repayment of borrowings	(434,162)	(1,592,756)
Advances(to)/from other entities	32,653	(1,050)
Dividends paid	(446,667)	(560,000)
Debt establishment costs paid	-	(5,836)
Net Cash used in Financing Activities	(483,849)	(418,458)
NET DECREASE IN CASH HELD	(6,913)	(121,409)
CASH AT BEGINNING OF FINANCIAL YEAR	160,556	275,035
Effects of exchange rate changes on the balances of cash held in foreign currencies	1,709	6,930
CASH AT THE END OF THE FINANCIAL YEAR	155,352	160,556

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 8 of this Report and the notes of the Concise Financial Report set out on pages 9 to 22 this Report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Overview

Cashflows from operations in the period provided sufficient funds to meet all requirements for investing activities, repayment of debt and the interim dividend. These cashflows are not affected by the changes made to the exploration and evaluation accounting policy or the writedown of the investment in Oil Search Limited.

Issues that affected the Economic Entity's cash flows in the period were:

Cash flows from operating activities

- Movement in trade debtors on receipt of proceeds from late 2001 oil sales and reduced hedging outflows partially offset 2002 decline in revenues.
- Lower royalty and excise payments as a result of the decline in sales revenue more than offset by increased PRRT payments.
- Lower income tax installments due to lower 2002 revenues.

Cash flows used in investing activities

- Continued exploration and evaluation expenditure and oil and gas property expenditure on the Train 4 Project and Ohanet project
- Reduced levels of investment in other entities in 2002

Cash flows used in financing activities

- net repayment in borrowings of US$40 million compared with US$65 million drawdown in 2001.
- Repayment by Pulse Energy Limited/ Edgecap Limited of advances as part of disposal of that investment.
- Lower dividend payments in 2002.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

1. PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Economic Entity's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Economic Entity's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

The accounting policies are consistent with those of the previous year except for changes in, Exploration and evaluation, Recoverable amounts for non current assets and Provisions. These changes are described below.

2. CHANGES IN ACCOUNTING POLICIES

(a) Exploration and Evaluation

(i) Change in accounting policy regarding exploration and evaluation costs carried forward

Description of change

Until 31 December 2001, the Economic Entity capitalised all costs associated with its exploration, evaluation and development activities on an area of interest basis, with the areas of interest established on the basis of either a geological basin/region or a country. When production commenced within an area of interest, relevant capitalised exploration and evaluation costs were transferred to the production phase and amortised on a Units of Production (UOP) basis.

In December 2002, the Directors of the Economic Entity decided to adopt a revised policy based on the Successful Efforts approach, once adopted, Australian Accounting Standards require this policy to be implemented with effect from 1 January 2002. Under this revised policy, the Economic Entity will expense all general exploration costs including general permit activity, geological, geophysical and exploration seismic costs to exploration expense when incurred. The costs of drilling exploration wells, although initially capitalised, will be expensed unless they result in the discovery of economically recoverable hydrocarbons.

Administering this under Australian Accounting Standards requires the definition and recognition of discrete areas of interest. Under the revised policy, an area of interest is established where a discovery of economically recoverable hydrocarbons is made. The area of interest will be established as the field. All activity relating to that area of interest is then subsequently capitalised. All carried forward costs must meet specified criteria to sustain capitalisation. Failure to meet review criteria will lead to costs being expensed.

In summary the new policy leads to a better matching of the results of the exploration and evaluation activity with the reported financial performance of the Economic Entity by expensing unsuccessful exploration and evaluation in the short term resulting in lower carried forward exploration and evaluation costs and lower amortisation charges in the longer term.

Reasons for change

It is the view of the Directors of the Economic Entity that the policy change will:

(a) present a clearer view of the Economic Entity's current financial performance and position, and
(b) make the Economic Entity's financial performance and position more comparable with international peer companies operating in the oil and gas industry,

thereby increasing the relevance and reliability of the Economic Entity's reported financial performance and position.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

2. CHANGE IN ACCOUNTING POLICY (Continued)

(a) Exploration and Evaluation (Continued)

Amended classification in the Statement of Financial Position

The Economic Entity has changed the presentation of capitalised costs previously classified as Exploration, Evaluation and Development in the Statement of Financial Position. Those costs are now presented as follows:

(i) Exploration and Evaluation (previously disclosed as Exploration, Evaluation and Development costs in the Exploration and/or Evaluation phase). This classification now represents costs capitalised within a recognised area of interest where commercial development of the area is yet to reach Final Investment Decision (FID). Typical costs will be discovery wells, evaluation activities, appraisal seismic, appraisal drilling and pre FID project development costs.

Upon FID these costs, for the relevant area of interest, are transferred to Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development.

(ii) Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development (previously disclosed as Exploration, Evaluation and Development costs in the Development phase). This classification now represents exploration and evaluation costs capitalised within an area of interest that have been transferred to Projects In Development following FID approval of development of that area of interest, and any subsequent similar costs.

Upon commencement of commercial operations these costs are transferred to Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects.

(iii) Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects (previously disclosed as Exploration, Evaluation and Development costs in the Production phase). This classification now represents final exploration and evaluation costs capitalised within an area of interest transferred upon commencement of production.

Amended classification in the Statement of Financial Performance

The Economic Entity has changed the presentation of costs previously classified as Amortisation - Exploration, Evaluation and Development in the Statement of Financial Performance. Those costs are now presented as follows:

(i) Oil & Gas Property, Depreciation / Amortisation - Transferred Exploration and Evaluation - as a component of Cost of sales. This classification now represents capitalised exploration and evaluation costs being amortised as a component of the producing projects

(ii) Amortisation of licence acquisition costs - as a component of Exploration expenses. This classification represents the amortisation of exploration licence acquisition costs only.

Financial effect of change

The policy change requires adjustment to exploration and evaluation expenditure previously carried forward in order to measure the revised amounts to be carried forward as if they had always been determined in accordance with the revised policy.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

2. CHANGE IN ACCOUNTING POLICY (Continued)

(a) Exploration and Evaluation (Continued)

The adjustments for the Economic Entity made at the beginning of the financial year were:

- reduction in Exploration & Evaluation expenditure carried forward of $386,356,000
- reduction in Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development expenditure carried forward of $235,094,000
- reduction in Deferred Income Tax Liability $168,789,000
- reduction in net Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects expenditure carried forward of $191,078,000
- reduction in Retained Profits of $643,739,000, being the effect of the adjustment carried forward expenditure (net of income tax expense of $168,789,000) previously carried forward at 1 January 2002.

Current financial year impacts for the Economic Entity are:

- decrease in Oil & Gas Property, Depreciation/Amortisation - Transferred Exploration and Evaluation of $80,009,000 due to both the policy change and the reclassification of production wells to Plant and Equipment - Producing Projects
- increase in amortisation of Plant and Equipment - Producing Projects of $28,646,000 due to reclassification of production wells to Plant and Equipment - Producing Projects
- increase in Exploration - current year of $126,445,000
- increase in Exploration - amortisation licence acquisition costs of $1,715,000
- this results in a decrease in net profit after tax for the year of $71,612,000 (net of income tax expense of $5,186,000) compared with the previous basis.

The net effect of the adoption of this revised accounting policy on the 2002 reported result is;

	2002 Opening balance effects $000	2002 period effects $000	Total $000
Net cost adjustment	(812,528)	(76,798)	(889,326)
Applicable Income Tax benefit	168,789	5,186	173,975
Total	(643,739)	(71,612)	(715,351)

2. CHANGE IN ACCOUNTING POLICY (Continued)

(a) Exploration and Evaluation (Continued)

The Economic Entity pro forma Statement of Financial Performance and the restatements of retained profits, capitalised exploration and evaluation expenditure, capitalised oil and gas property expenditure and the deferred income tax liability below show the information that would have been disclosed had the new accounting policy always been applied.

	Economic Entity	
	2002	**2001**
	$000	$000
	(Actual)	(Pro forma)
The following selected Statement of Financial Performance items are those that are affected by the revised exploration & evaluation accounting policy.		
2002 actuals are as reported in this Concise Financial Report in accordance with the revised policy.		
2001 proforma information is comparative data for 2001 as if the revised policy had been in place through 2001 also.		
Oil & Gas Property, Depreciation/Amortisation - transferred exploration and evaluation	(25,931)	(23,238)
Exploration - current year	(165,057)	(196,926)
- amortisation of licence acquisition costs	(1,715)	(2,118)
Income tax expense	(328,510)	(330,731)
Restatement of retained profits		
Previously reported retained profits at the end of the previous financial year	1,763,976	1,321,090
Change in accounting policy for the measurement of exploration and evaluation expenditure	(643,739)	(604,229)
Restated retained profits at the beginning of the financial year	1,120,237	716,861
Net profit attributable to members of Woodside Petroleum Ltd.	551,747	870,043
Total available for appropriation	1,671,984	1,586,904
Transfer from capital profits	81,907	-
Dividends provided for or paid (See Note 5)	(140,000)	(466,667)
Restated retained profits at the end of the financial year	1,613,891	1,120,237

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

2. CHANGE IN ACCOUNTING POLICY (Continued)

(a) Exploration and Evaluation (Continued)

	Economic Entity 2002 $000 (Actual)	Economic Entity 2001 $000 (Pro forma)
Restatement of Exploration and Evaluation		
Previously reported carrying amount at the end of the financial year	556,019	730,512
Adjustment for change in accounting policy	-	(386,356)
Restated carrying amount at the end of the financial year	556,019	344,156
Restatement of Oil & Gas Property, Transferred Exploration & Evaluation - Projects in Development		
Previously reported carrying amount at the end of the financial year	-	248,104
Adjustment for change in accounting policy	-	(235,094)
Reclassification to Oil & Gas Property Plant & Equipment - Projects in Development	-	(13,010)
Restated carrying amount at the end of the financial year	-	-
Restatement of Oil & gas Property, Transferred Exploration & Evaluation - Producing Projects		
Previously reported net carrying amount at the end of the financial year	111,167	488,892
Adjustment for change in accounting policy	-	(191,078)
Reclassification to Oil & Gas Property - Plant and Equipment Producing Projects	-	(163,844)
Restated carrying amount at the end of the financial year	111,167	133,970
Restatement of Deferred Income Tax Liability		
Previously reported carrying amount at the end of the financial year	473,309	645,065
Adjustment for change in accounting policy	-	(168,789)
Restated carrying amount at the end of the financial year	473,309	476,276

(ii) Revised policy

Discussion

As a business activity, exploration involves a high degree of risk. Woodside's adoption of an accounting policy closely aligned with the US GAAP Successful Efforts approach is a reflection of this.

Prior to undertaking exploration activities, Woodside carries out focussed studies to determine the most suitable exploration regions to undertake exploration. The areas of focus are outlined in the exploration section of Woodside's Concise Annual Report to shareholders. These studies are undertaken by Woodside in its own right or in conjunction with joint venture partners. Pre-investment studies (such as general geological and geophysical costs) are undertaken prior to obtaining tenure to permits under consideration.

As a component of Woodside's capital management processes for exploration and appraisal activities, Expected Monetary Value (EMV - a risked Net Present Value (NPV) measure) is used to rank and prioritise activities. These measures also contribute to periodic assessments of the status and thus carrying value of each of Woodside's areas of interest.

The company has established a number of criteria to test the validity of carrying forward exploration and evaluation costs prior to Final Investment Decision (FID), these include status of discovery in the company's Hydrocarbon Resource Inventory System, continued commitment to exploration and evaluation of a discovery, representation of commitment within the relevant business plan and ongoing positive EMV's or NPV's.

2. CHANGE IN ACCOUNTING POLICY (Continued)

(a) Exploration and Evaluation (Continued)

Upon the FID being made for commercial development of the resource, carried forward exploration and evaluation costs for that area of interest are transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development. These costs then become part of the capitalised cost of the relevant development.

Policy

Costs

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. Exploration licence acquisition costs relating to greenfields oil and gas exploration provinces are expensed as incurred while these costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence.

All other exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are charged as expenses as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or,
- an area of interest is recognised, it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

Each potential or recognised area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

To the extent it is considered that the relevant expenditure will not be recovered it is written off.

Transfer to oil & gas properties

Upon approval of the FID for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development.

Amortisation

Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

(b) Oil & Gas Properties

Discussion

Costs

Costs are only capitalised against oil and gas properties once sufficient certainty exists and appropriate endorsements are obtained in relation to the underlying business. Woodside uses a structured process in order to manage and maximise the development of opportunities from initial identification through to their operational stages, known as the Opportunity and Project Realisation Process (OPREP). OPREP provides clear decision milestones which assist in determining the appropriate stage at which to commence capitalisation of costs. Expenditure on Oil & Gas Property subsequent to initial completion is only capitalised where prescribed improvement/benefit criteria are met. Oil & Gas Property costs also include the cost of drilling production wells. Exploration and evaluation costs are transferred into Projects in Development upon commercial development of an area of interest receiving FID approval.

2. CHANGE IN ACCOUNTING POLICY (Continued)

(b) Oil & Gas Properties (Continued)

Depreciation

To achieve appropriate depreciation, assets are analysed into groups with similar production objectives and patterns of life/utilisation. A units of production (UOP) basis is used to depreciate over 80% of Woodside's oil and gas properties. The balance of assets are depreciated on a straight line basis over their effective lives as this more appropriately reflects their pattern of use.

The probable level of reserves is the primary measure of reserves used in proposing, planning and managing Woodside's oil and gas projects. Probable reserves related to facilities in production are used in the UOP depreciation calculations based on information extracted from Woodside's Hydrocarbon Resource Inventory System. Probable reserves not related to producing facilities are excluded from UOP depreciation calculations. Woodside uses probabilistic methodologies to calculate reserves.

The proved level of reserves is used by Woodside to assess its sensitivity to potential low production outcomes. These proved reserves are not, however, used as the basis of depreciation of assets as, being lower reserves than expected, they would not lead to depreciation which reasonably matches the expected value of the field to Woodside.

Reserves can also be estimated using a deterministic methodology. For Woodside's producing fields, probable reserves are verified using deterministic engineering methods. Hence, for producing fields, the probabilistic probable reserves closely equate to deterministic proved reserves.

All reserves determination methodologies rely on several estimated inputs which vary in confidence levels. Primary uncertainties inherent in estimating quantities of reserves are, subsurface (geological and engineering) factors and commodity prices. Subsurface uncertainty is managed through capturing the risk associated with specific variables and their subsequent impact on reserves. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price.

Woodside has a Hydrocarbon Resource Inventory System that contains procedures for the classification and estimation of reserves. Adherence to these procedures ensures that the calculated reserves volumes are technically robust, consistent and auditable. These procedures and resultant reserves estimations have been subject to independent external certification for major gas sales contracts and financing arrangements.

Reserves volumes reported and used in depreciation calculations are after deduction of fuel, flare and losses.

Amended classification in the Statement of Financial Position

As a component of the change in the Exploration and evaluation accounting policy, $13,010,000 of pre-development expenditure associated with the Train 4 Project previously classified as evaluation expenditure and thus disclosed within Exploration, Evaluation & Development expenditure in the Development phase has been reclassified as Oil & Gas Property, Plant & Equipment - Projects in Development.

Policy

Costs

Oil and gas properties are shown in the Statement of Financial Position at cost. The cost of qualifying assets include borrowing costs that would have been avoidable, but for the relevant capital programs. Borrowing costs are predominantly made up of interest costs.

Costs are initially incurred against Projects in Development and are transferred to Producing Projects upon commencement of commercial operations for large integrated projects or upon physical completion for standalone or incremental assets.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

2. CHANGE IN ACCOUNTING POLICY (Continued)

(b) Oil & Gas Properties (Continued)

Profits or losses resulting from the disposal of oil and gas property assets are recognised in the Statement of Financial Performance.

Depreciation / Amortisation
Oil and gas properties, other than freehold land, is depreciated at rates based on the expected economic lives of the assets. The majority of plant and equipment is depreciated on the UOP basis. Transferred exploration and evaluation costs are amortised on the relevant UOP basis for each area of interest. The probable reserves used in these calculations are updated at least annually and are sourced from the same data used to prepare the annual Reserves Statement. Marine vessels and carriers are depreciated on a straight-line basis over their useful lives. The rates are reviewed periodically to reflect technical and economic developments.

(c) Recoverable amount of Non Current Assets

(i) Change in accounting policy regarding asset impairment tests

Description of Change

With effect from 1 January 2002, the Economic Entity's policy in relation to non current asset impairment tests was changed to require the tests to be completed using market-based, pre-tax risk-adjusted discount rates. The Economic Entity's previous policy only required an asset's estimated recoverable amount to be determined using undiscounted cash flows.

Reason for Change

The Economic Entity's practice for a number of years has been to perform these tests using discounted cashflows, in line with best practice. This year's change brings this accounting policy in line with the Economic Entity's practice and with impending accounting standards changes on this issue.

Financial Effect of Change

This policy change had no financial impact on the net profit attributable to members for the year ended 31 December 2002.

(ii) Revised policy

Discussion

In line with Accounting Standards, Woodside tests the recoverability of its non current assets at least bi-annually or where there are indicators of impairment.

Because of the integrated nature of many of Woodside's major assets, these assessments are performed on the basis of cash inflows derived from the combined operation of these groups of assets. Major assumptions in impairment tests are long term commodity prices and Australian dollar/US dollar exchange rates. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price. Foreign exchange rates used are based on market forecasts of future exchange rates.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

2. CHANGE IN ACCOUNTING POLICY (Continued)

(c) Recoverable amount of Non Current Assets

Policy

The carrying amounts of non current assets are reviewed bi-annually or when there is indication of an impairment loss to determine whether they are in excess of their recoverable amount. If the carrying amount of a non current asset exceeds its recoverable amount the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have been discounted to their present value using market-based, pre-tax risk-adjusted rates.

(d) Provisions

(i) Change in accounting policy regarding recognition of provisions

Description of and Reason for Change

The Economic Entity has adopted Accounting Standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. Provisions are now only recognised when the Economic Entity has a legal, equitable or constructive obligation as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required to meet that obligation and a reliable estimate can be made of the amount of the obligation.

Financial Effect of Change

The only impact of this is that provisions for dividends payable are recognised in the period they are publicly declared. (See note 8)

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

	Economic Entity 2002 $000	Economic Entity 2001 $000
3. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity.		
(a) Individually significant items		
(i) Adoption of revised exploration and evaluation policy - Opening balance adjustment [see Note 2(a)]		
Exploration & Evaluation	(386,356)	-
Oil & Gas Properties		
Projects in Development	(235,094)	-
Producing Projects	(191,078)	-
	(812,528)	-
Applicable income tax benefit	168,789	-
	(643,739)	-
(ii) Impact of revised exploration and evaluation policy on 2002 performance [see Note 2(a)]		
Oil & Gas Property, Depreciation/Amortisation – transferred exploration and evaluation	51,362	-
Exploration expense current year	(126,445)	-
Exploration expense - amortisation licence acquisition costs	(1,715)	
	(76,798)	-
Applicable income tax benefit	5,186	-
	(71,612)	-
(iii) Carried forward exploration and evaluation expenditure written-off, by Area of Focus		
Exploration & Evaluation		
Gulf of Mexico	-	(64,369)
Applicable income tax benefit	-	-
	-	(64,369)
(iv) Diminution in value of investment in Austeel	-	(2,772)
Diminution in value of investment in Oil Search Limited	(106,045)	-
Applicable income tax benefit	-	-
	(106,045)	(2,772)
(v)		
Proceeds from sale of interests in Sunrise Gas Project	-	212,164
Book value of carried forward exploration and evaluation expenditure disposed	-	(38,530)
	-	173,634
Applicable income tax benefit	-	11,559
	-	185,193

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

3. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES (Cont.)

		Economic Entity 2002 $000	Economic Entity 2001 $000
(vi)	Takeover response costs including internal costs	-	(12,851)
	Applicable income tax benefit	-	1,035
		-	(11,816)
(vii)	Financial instruments no longer specific hedges (component of expense brought forward from future years)	-	(15,088)
	Applicable income tax benefit	-	4,526
		-	(10,562)
(viii)	Proceeds from sale of NWSV tugs and offshore supply vessels	-	10,496
	Book value of assets sold	-	(16,132)
		-	(5,636)
	Applicable income tax benefit	-	1,691
		-	(3,945)

4. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are identical.

	2002	2001
Earnings/(loss) used in calculating basic and diluted earnings per share	(91,992)	909,553
Weighted average number of shares on issue used in calculating basic and diluted earnings per share	666,666,667	666,666,667
Basic earnings/(loss) per share (cents)	(13.8)	136.4

5. DIVIDENDS

(a) Dividends recognised in the current year by the Company are:

	Cents per share	Total amount $'000	Date of payment	Tax rate for franking credit	Percentage franked
2002					
Interim – ordinary	21.0	140,000	5/9/2002	30%	100%
Total franked amount		140,000			
2001					
Interim – ordinary	24.0	160,000	13/9/2001	30%	100%
Final – ordinary	46.0	306,667	21/3/2002	30%	100%
Total franked amount		466,667			

No unfranked dividends have been declared or paid during the year.

(b) Summary of dividends in relation to reported periods

		2002	2001
Interim dividend (declared and paid in period) 21.0 cents (2001: 24.0 cents)		140,000	160,000
Final dividend			
Declared February 2002 : 46 cents		-	306,667
Declared February 2003 : 41 cents	(Note 8)	273,333	-
		413,333	466,667
Dividend in respect of financial year		62 cents	70 cents

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

6. RETAINED PROFITS

	Economic Entity	
	2002 $000	**2001** $000
Movements in retained profits		
Balance at beginning of year	1,763,976	1,321,090
Net profit/(loss) attributable to members of Woodside Petroleum Ltd.	(91,992)	909,553
Aggregate of amounts transferred from the capital profits reserve	81,907	-
Dividends provided for or paid	(140,000)	(466,667)
Balance at end of year	1,613,891	1,763,976

7. SEGMENT REPORTING

(a) Business Segments

The Economic Entity has the following reportable segments.

North West Shelf Venture
Exploration, evaluation, development, (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Venture.

Australian Oil
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments.

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region.

Other
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Algeria and Gulf of Mexico. It also reflects sales to customers in the United States.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

Notes to and forming part of the Concise Financial Report for the year ended 31 December 2002

7. SEGMENT REPORTING (Continued)

Segment accounting policies

Primary Reporting - Business Segments

	North West Shelf Ventures		Australian Oil		Group and Unallocated		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Revenue								
Revenue from oil & gas operations	1,466,739	1,462,750	773,864	935,555	-	-	2,240,603	2,398,305
Cost of Sales								
Production costs	(123,548)	(117,246)	(65,309)	(70,528)	-	-	(188,857)	(187,774)
Royalties, Excise and PRRT	(190,980)	(205,183)	(162,201)	(122,140)	-	-	(353,181)	(327,323)
Shipping and marketing	(106,058)	(84,135)	(972)	(13,840)	-	-	(107,030)	(97,975)
Depreciation and amortisation	(113,794)	(129,937)	(162,019)	(213,755)	-	-	(275,813)	(343,692)
Restoration provision	(14,104)	(14,203)	(7,981)	(4,385)	-	-	(22,085)	(18,588)
Total cost of sales	(548,484)	(550,704)	(398,482)	(424,648)	-	-	(946,966)	(975,352)
Gross Profit	918,255	912,046	375,382	510,907	-	-	1,293,637	1,422,953
Other revenue	3,732	20,232	7,868	9,939	84,510	258,311	96,110	288,482
Share of net profit of equity accounted associates	-	-	-	-	(6,306)	(2,584)	(6,306)	(2,584)
Borrowing costs expensed	(602)	-	-	-	(78,033)	(102,766)	(78,635)	(102,766)
Other expenses from ordinary activities	(103,377)	(45,081)	(291,187)	(10,580)	(842,513)	(289,664)	(1,237,077)	(345,325)
Segment result	818,008	887,197	92,063	510,266	(842,342)	(136,703)	67,729	1;260,760
Income tax expense							(159,721)	(351,207)
Net profit / (loss)							(91,992)	909,553
Segment Assets	2,524,445	2,788,660	560,843	1,076,659	1,925,280	2,249,547	5,010,568	6,114,866
Segment Liabilities	385,823	297,592	314,830	183,678	1,989,533	3,079,422	2,690,186	3,560,692
Other segment information								
Associates & other investments	-	-	-	-	129,448	235,030	129,448	235,030
Acquisition of oil & gas property assets, intangible assets and other non-current assets (excluding exploration)	161,670	129,755	124,817	89,609	195,581	291,926	482,068	511,290
Non-cash expenses other than depreciation and amortisation	73,143	50,677	351,165	98,855	826,653	256,583	1,250,961	406,115

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Segment Revenue	296,416	441,508	1,690,976	1,768,734	253,211	188,063	2,240,603	2,398,305
Segment Assets	4,145,221	5,261,213	233,877	269,879	631,470	583,774	5,010,568	6,114,866
Other Segment Information								
Acquisition of oil & gas property assets, intangible assets and other non-current assets	338,515	306,707	-	-	143,553	204,583	482,068	511,290

8. EVENTS SUBSEQUENT TO BALANCE DATE

Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 41 cents (2001: 46 cents), payable in March 2003. The amount of this dividend will be $273,333,000 (2001: $306,667,000). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

DIRECTORS' DECLARATION

In the opinion of the Directors of Woodside Petroleum Ltd. the accompanying Concise Financial Report of the Economic Entity, comprising Woodside Petroleum Ltd. and its controlled entities for the year ended 31 December 2002, set out on pages 3 to 22:

(a) has been derived from or is consistent with the full financial report for the financial year; and
(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

Dated at Perth this 20th day of February 2003.

Signed in accordance with a resolution of the Directors:

Charles Goode AC Chairman	John Akehurst Managing Director

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

To the members of Woodside Petroleum Ltd.

Scope
We have audited the concise financial report of Woodside Petroleum Ltd. for the financial year ended 31 December 2002 as set out on pages 3 to 23 in order to express an opinion on it to the members of the company. The company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Woodside Petroleum Ltd. for the year ended 31 December 2002. Our audit report on the full financial report was signed on 20 February 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the concise financial report of Woodside Petroleum Ltd. complies with Accounting Standard AASB 1039 "Concise Financial Reports" applicable in Australia.

Ernst & Young

J P Dowling
Perth

Date: 20 February 2003